

MAIL STOP 3561

November 12, 2009

Mr. Frank J. Drohan, CEO
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

      Re: Omagine, Inc.
              Schedule Pre14A Proxy Statement
              File No. 0-17264
              Filed on September 30, 2009

Dear Mr. Drohan:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response in your letter dated November 4, 2009 to prior comments one and two regarding the Oman project and disclosure in your Form 10-Q for the quarter ended June 30, 2009. We also note the statement on page 30 of the Form 10-Q that your "original plan was to put the SEDA in place and utilize it only after the Development Agreement was signed … Two factors however have changed this plan." The 10-Q states that the factors changing this plan are delays in signing the agreement and your "obligation to capitalize the Project Company prior to the signing of the Development Agreement by paying the Company Capital Contribution." In contrast to your statement in response to prior comment one, it appears that the SEDA is being used partially to fund your obligation under the Oman project. Please revise or advise.

2. We note your response to prior two and statements regarding non-written changes to agreements. Please revise to describe any oral agreements that would be required, if they were written, to be filed as exhibits pursuant to Item 601(b)(10). See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Frank Drohan
Omagine, Inc.
November 12, 2009
Page 3

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez at (202) 551-3790, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Michael Ference, Esq.
        FAX: (212) 930-9725